SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. ___)1

MERITAGE HOSPITALITY GROUP INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

    59000K 10 1
(CUSIP Number)

Gordon R. Lewis
Warner Norcross & Judd LLP
900 Old Kent Building
111 Lyon Street, NW
Grand Rapids, Michigan 49503-2487
          (616) 752-2000
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

           October 24, 2000
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 59000K 10 1	13D	Page 2 of 6 Pages

(1)	Name of Reporting Person:	Peter D. Wierenga

(2)	Check the Appropriate Box	(a) [ ]
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	PF

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	261,709
Beneficially Owned	(8)	Shared Voting Power:	9,400	*
By Each Reporting	(9)	Sole Dispositive Power:	261,709
Person With	(10)	Shared Dispositive Power:	9,400	*

(11)	Aggregate Amount Beneficially Owned by Reporting Person:	271,109*

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11):	6.2%**

(14)	Type of Reporting Person:	IN

*Includes 9,000 shares held by Mr. Wierenga's wife in an individual retirement account and 400 shares held in a custodial account for the benefit of a minor child of Mr. Wierenga.

**See part (a) of Item 5 of this Schedule 13D.

Item 1.	Security and Issuer.

Name of Issuer:

Meritage Hospitality Group Inc. ("Meritage")

Title of Class of Equity Securities:

Common Stock, $0.01 par value ("Common Stock")

Address of Issuer's Principal Executive Offices:

40 Pearl Street, NW Grand Rapids, Michigan 49503

Item 2.	Identity and Background.

                            Peter D. Wierenga is a co-owner of Godwin Plumbing and Hardware, Inc., a plumbing business. His business address is 3703 S. Division Avenue, Grand Rapids, Michigan 49503. He is a United States citizen. During the last five years, Mr. Wierenga has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Wierenga has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

                            As described in Item 5(c), on October 24, 2000 Mr. Wierenga acquired 3,000 shares of Meritage Common Stock and on November 6, 2000, Mr. Wierenga acquired 2,000 shares of Meritage Common Stock . The total aggregate purchase price for these 5,000 shares was $9,712.94 (including commissions). The funds for these purchases were Mr. Wierenga's personal funds. Also, on October 24, 2000, Mr. Wierenga acquired 150 shares for the account of his minor child. The total aggregate purchase price for these 150 shares was $333.50 (including commissions). The funds for these purchases were Mr. Wierenga's personal funds.

Item 4.	Purpose of Transaction.

                            Mr. Wierenga acquired and owns his shares of Meritage Common Stock for investment purposes. Mr. Wierenga may acquire additional shares of Meritage Common Stock, or dispose of such shares, in the future.

                            Other than as described in the preceding paragraph, Mr. Wierenga does not presently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Meritage or the disposition of securities of Meritage; (b) an extraordinary corporation transaction, such as a merger, reorganization, or liquidation, involving Meritage or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Meritage or any of its subsidiaries; (d) any change in the present board of directors or management of Meritage, including any plans or proposals to change the term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Meritage; (f) any material change in Meritage's business or corporate structure: (g) changes in Meritage's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of Meritage by any person; (h) causing a class of securities of Meritage to be delisted from a national securities exchange or to cease to be authorized or quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of Meritage becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any actions similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

                            (a)          Mr. Wierenga may be deemed to beneficially own 271,109 shares of Meritage Common Stock, constituting approximately 6.2% of the issued and outstanding shares of Meritage Common Stock based on the number of outstanding shares as of October 9, 2000.

                            On July 10, 2000, according to its report on Form 10-Q for the period ended May 31, 2000, Meritage had outstanding 5,765,531 shares of Common Stock. However, on September 19, 2000, Meritage redeemed 1,392,858 of those shares. Mr. Wierenga was not involved in this event. However, this event increased Mr. Wierenga's percentage beneficial ownership of Meritage Common Stock. According to its report on Form 10-Q for the period ended August 31, 2000, Meritage had outstanding 4,388,217 shares of Common Stock on October 9, 2000.

                            (b)          Mr. Wierenga has sole voting and dispositive power over 261,709 shares of Meritage Common Stock and shared voting and dispositive power over 9,400 shares of Meritage Common Stock.

                            (c)          In the sixty (60) days prior to the date of this report, Mr. Wierenga engaged in the following transactions with respect to Meritage Common Stock:

Type of Transaction	Date	Amount of Common Stock Involved	Price Per Share (excluding commissions)	Where and How the Transaction was Effected

Purchase	August 31, 2000	7,231 shares	$1.75	Purchase of Common Stock through brokerage account

Purchase	October 24, 2000	3,000 shares	$1.9375	Purchase of Common Stock through brokerage account

Purchase*	October 24, 2000	150 shares	$2.00	Purchase of Common Stock through brokerage account*

Purchase	November 6, 2000	2,000 shares	$1.875	Purchase of Common Stock through brokerage account

*This purchase was on behalf of the custodial account for the benefit of Mr. Wierenga's minor child.

                            (d)          Peter D. Wierenga's wife has the power to direct the receipt of dividends and the proceeds of a sale of shares with respect to 9,000 shares of Meritage Common Stock reported as beneficially owned by Mr. Wierenga. These shares are held in Mrs. Wierenga's individual retirement account. Mr. Wierenga has the power to direct the receipt of dividends and the proceeds of a sale of shares with respect to 400 shares of Meritage Common Stock reported as beneficially owned by Mr. Wierenga. These shares are held in a custodial account for the benefit of Mr. Wierenga's minor child.

                            (e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

None.

                            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:	November 9, 2000	/s/ Peter D. Wierenga
Peter D. Wierenga